NSAR ITEM 77C

Van Kampen American Capital Trust for Investment Grade New Jersey
Municipals

(a) A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital Trust for Investment Grade New Jersey Municipals (the "Fund") included:

    None

(c) The following were voted on at the meeting:

    (1) Approval of New Investment Advisory Agreement in the event of a change of control for the Adviser.

           For   2,978,295              Against   73,984

    (2) Inapplicable

    (3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

           For   1,578,187              Against   108,365

    (4) Inapplicable